UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission file number 001-14540

Deutsche Telekom AG
(Translation of Registrant’s Name into English)
Friedrich-Ebert-Allee 140,
53113 Bonn,
Germany

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  x

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

T-MOBILE USA REPORTS FIRST QUARTER 2009 RESULTS

     $4.8 billion service revenue in the first quarter of 2009, up 4% from the first quarter of 2008
     Nearly 20% of blended ARPU now driven by data revenues
     415,000 net new customers added in the first quarter of 2009, down from 621,000 in the fourth quarter of 2008
     $1.38 billion Operating Income Before Depreciation and Amortization (“OIBDA”) in the first quarter of 2009, down 4% from the first quarter of 2008
     Aggressive build out of the 3G network continues, 1.5 million 3G-capable converged devices already on T-Mobile USA’s network

BELLEVUE, Wash., May 7th, 2009 -- T-Mobile USA, Inc. (T-Mobile USA) today reported first quarter 2009 results.  In the first quarter of 2009, T-Mobile USA reported OIBDA of $1.38 billion, down 4% compared to the first quarter of 2008, service revenues of $4.8 billion, up 4% compared to the first quarter of 2008, data services revenues up 23% compared to the first quarter of 2008, and 415,000 net new customers added.

"The challenges of the U.S. economic downturn are evident in our first quarter performance," said Robert Dotson, president and CEO, T-Mobile USA. "That said, we remain confident that T-Mobile’s bedrock wireless service remains the core value we offer American consumers backed by the best customer service in the industry. We will continue to bring this value to consumers every day. We remain on track with the aggressive national rollout of our 3G network in 2009. We'll also bring to market highly anticipated new devices and services that put us in a stronger position to capture the enormous opportunity in data services in the U.S. By concentrating and delivering on these growth fundamentals, we are well positioned to compete effectively for the consumers’ hard-earned dollar."

Rene Obermann, CEO of Deutsche Telekom, said, “Despite the intense competitive environment and a struggling economy in the United States, T-Mobile USA is well prepared to take on these challenges. Our approach includes a rapid 3G rollout and an attractive and expanding line-up of 3G-capable devices. We have adopted an action plan addressing these priorities that also includes measures to reduce the cost base.”

Customers
In the first quarter of 2009, T-Mobile USA added 415,000 net new customers, down from 621,000 in the fourth quarter of 2008 and 981,000 in the first quarter of 2008.

    The number of net new customer additions decreased compared to the first quarter of 2008 primarily due to higher contract churn, as explained below.  Gross customer additions increased year-on-year, driven in part by the impact of SunCom and prepaid customer additions. Sequentially, holiday season sales contributed to the number of net new customers being higher in the fourth quarter of 2008 compared to the first quarter of 2009.

    Contract customer net additions made up 39% of customer growth, compared to 43% in the fourth quarter of 2008 and 75% in the first quarter of 2008.

    Prepaid net additions, including FlexPaysm no-contract, were 255,000 in the first quarter of 2009, down from 355,000 in the fourth quarter of 2008 and up from 248,000 in the first quarter of 2008.

Contract customers comprised 81% of T-Mobile USA’s total customer base at March 31, 2009. T-Mobile USA ended the first quarter of 2009 with 33.2 million customers, up from 32.8 million in the fourth quarter of 2008.

Churn
Contract churn was 2.3% in the first quarter of 2009, down from 2.4% in the fourth quarter of 2008 and up from 1.7% in the first quarter of 2008.
     Contract churn compared to the first quarter of 2008 continued to be impacted by competitive intensity. Contract churn decreased in the first quarter of 2009 compared to the fourth quarter of 2008, in line with previous years.

Blended churn, including both contract and prepaid customers, was 3.1% in the first quarter of 2009, down from 3.3% in the fourth quarter of 2008 and up from 2.6% in the first quarter of 2008.

OIBDA and Net Income
 T-Mobile USA reported OIBDA of $1.38 billion in the first quarter of 2009, down from $1.57 billion in the fourth quarter of 2008 and $1.44 billion in the first quarter of 2008.
    The sequential decrease in OIBDA was primarily due to lower service revenues as discussed below. Additionally, a reduction in other revenues (caused by certain wholesale roaming agreements ending) and CPGA
     (as discussed below) impacted OIBDA in the first quarter of 2009.

    The year-on-year decrease in OIBDA resulted from lower ARPU combined with higher network costs, driven by the 2G and 3G network expansion.  Additionally, equipment costs increased year-on-year due to customers purchasing converged devices and higher upgrade volumes.

OIBDA margin (as defined in Note 6 to the Selected Data, below) was 29% in the first quarter of 2009, down from 32% in the fourth quarter of 2008 and first quarter of 2008.

Net income for the first quarter of 2009 was $322 million, down from $483 million in the fourth quarter of 2008 and $462 million in the first quarter of 2008.

Revenue
 Service revenues (as defined in Note 1 to the Selected Data, below) were $4.77 billion in the first quarter of 2009, compared to $4.90 billion in the fourth quarter of 2008, and up from $4.57 billion in the first quarter of 2008.
    The sequential decrease in service revenues in the first quarter of 2009 compared to the fourth quarter of 2008 was primarily due to the fall in contract ARPU, as explained below.  Additionally, lower roaming revenues  contributed to the decrease in service revenues compared to the fourth quarter of 2008.

    The increase in service revenues year-over-year was primarily due to the growth in contract customers and the SunCom Wireless acquisition.

Total revenues, including service, equipment, and other revenues were $5.40 billion in the first quarter of 2009, down from $5.72 billion in the fourth quarter of 2008 and up from $5.19 billion in the first quarter of 2008.
     The increase in total revenues year-over-year was primarily due to the growth in contract customers and the SunCom Wireless acquisition, which contributed $202 million in the first quarter of 2009 compared to $86 million in the first quarter of 2008.

ARPU
 Blended Average Revenue Per User (“ARPU” as defined in Note 1 to the Selected Data, below) was $48 in the first quarter of 2009, compared to $50 in the fourth quarter of 2008 and $51 in the first quarter of 2008.

 Contract ARPU was $52 in the first quarter of 2009, down from $54 in the fourth quarter of 2008 and $55 in the first quarter of 2008.
     The decrease in contract ARPU sequentially and year-over-year was driven by lower variable revenues from contract customers as customers control their discretionary spending, for example by switching plans and incurring less roaming. Also, contract ARPU was impacted by monthly recurring charges per customer decreasing due to a change in the mix of the customer base.

 Prepaid ARPU was $21 in the first quarter of 2009, down from $23 in the fourth quarter of 2008 and $22 in the first quarter of 2008.
     The decrease compared to the first and fourth quarters of 2008 was primarily driven by a change in customer mix moving towards better value offers.

 Data services revenue (as defined in Notes 1 and 9 to the Selected Data, below) was $935 million in the first quarter of 2009, representing 19.6% of blended ARPU, or $9.40 per customer, up from 18.5% of blended  ARPU, or  $9.30 per customer in the fourth quarter of 2008, and 16.6% of blended ARPU, or $8.50 per customer in the first quarter of 2008. Data services revenue increased 23% in the first quarter of
    2009  versus the first quarter of  2008.

   Growth in 3G converged device users was the most significant driver of data ARPU, with 1.5 million 3G-capable converged devices on the T-Mobile USA network at the end of the first quarter of 2009.

    The total number of messages carried on the T-Mobile USA network doubled to 66 billion in the first quarter of 2009, compared to 33 billion in the first quarter of 2008 as messaging revenue continues to be a strong driver of data ARPU, with customers purchasing plans that include messaging.

    As part of the focus to aggressively build out the 3G network and services, T-Mobile USA launched the T-Mobile webConnectTM USB Laptop Stick in March and the new 3G-enabled T-Mobile Sidekick LXTM in
    April.

CPGA and CCPU
 The average cost of acquiring a customer, Cost Per Gross Add (“CPGA” as defined in Note 4 to the Selected Data, below) was $300 in the first quarter of 2009, up from $270 in the fourth quarter of 2008 and the same as the first quarter of 2008.
     CPGA increased in the first quarter of 2009 compared to the fourth quarter of 2008.  This was primarily due to lower equipment subsidy loss (per gross customer addition) driven by handset promotions in the fourth quarter of 2008.

 The average cash cost of serving customers, Cash Cost Per User (“CCPU” as defined in Note 3 to the Selected Data, below), was $25 per customer per month in the first quarter of 2009, consistent with the fourth quarter of  2008 and first quarter of 2008.

Capital Expenditures
    Cash capital expenditures (see Note 7 to the Selected Data below) were $1.13 billion in the first quarter of 2009, compared with $895 million in the fourth quarter of 2008 and $690 million in the first quarter of 2008.

    T-Mobile USA’s continued focus on network quality and coverage as well as the national roll-out of the UMTS/HSDPA network caused 2G and 3G incurred capital expenditures to remain strong both year-on-year and sequentially. The increase in cash capital expenditures in the first quarter of 2009 is due primarily to payment timing differences compared to the fourth quarter of 2008 and the first quarter of 2008.

    T-Mobile USA’s 3G network now reaches 107 million people.

Stick Together Highlights
 In April 2009, T-Mobile USA launched the newest T-Mobile Sidekick LX, featuring 3G for faster data speeds and enhanced mobile access to popular social media sites. The new 3G-enabled Sidekick LX also provides improved video capabilities as well as GPS-enabled Live Search.

 In March 2009, T-Mobile USA launched the T-Mobile webConnect USB Laptop Stick, providing customers with seamless connectivity to the Internet on the go. The new webConnect laptop stick allows customers with a  laptop to take advantage of faster broadband speeds available through T-Mobile USA’s 3G high-speed data network and accessible Wi-Fi network.

 On February 4, 2009, T-Mobile USA was ranked highest in wireless customer care performance by J.D. Power and Associates. Winning this award in 7 of the last 8 reporting periods continues to demonstrate T-Mobile
USA’s strong and successful focus on customer service.

T-Mobile USA is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and is a wholly-owned subsidiary of T-Mobile International. In order to provide comparability with the results of other US wireless carriers, all financial amounts are in US dollars and are based on accounting principles generally accepted in the United States (“GAAP”). T-Mobile USA results are included in the consolidated results of Deutsche Telekom, but differ from the information contained herein as Deutsche Telekom reports financial results in Euros and in accordance with International Financial Reporting Standards (IFRS).

This press release includes non-GAAP financial measures. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information provided in accordance with GAAP. Reconciliations from the non-GAAP financial measures to the most directly comparable GAAP financial measures are provided below following Selected Data and the financial statements.

SELECTED DATA FOR T-MOBILE USA

(thousands)	Q1 09	Full Year 2008	Q4 08	Q3 08	Q2 08	Q1 08
Covered population[8]	288.000	288.000	288.000	286.000	284.000	284.000
Customers, end of period[2]	33.173	32.758	32.758	32.136	31.466	30.798
Thereof contract customers	26.966	26.806	26.806	26.539	26.246	25.721
Thereof prepaid customers	6.207	5.952	5.952	5.597	5.220	5.077
Net customer additions	415	2.940	621	670	668	981
Acquired customers	-	1.132	-	-	-	1.132

Minutes of use/contract customer/month	1.130	1.150	1.130	1.140	1.170	1.150
Contract churn	2,30%	2,10%	2,40%	2,40%	1,90%	1,70%
Blended churn	3,10%	2,90%	3,30%	3,00%	2,70%	2,60%

($)
ARPU (blended) [1,9]	48	51	50	52	52	51
ARPU (contract)	52	55	54	55	55	55
ARPU (prepaid)	21	23	23	24	23	22
Cost of serving (CCPU)[3]	25	25	25	25	25	25
Cost per gross add (CPGA)[4]	300	290	270	290	320	300

($ million)
Total revenues	5.398	21.885	5.722	5.506	5.470	5.187
Service revenues[1,9]	4.774	19.242	4.904	4.911	4.854	4.573
OIBDA[5]	1.383	6.123	1.568	1.531	1.583	1.441
OIBDA margin [6]	29%	32%	32%	31%	33%	32%
Capital expenditures[7]	1.125	3.603	895	956	1.062	690

Since all companies do not calculate these figures in the same manner, the information contained in this press release may not be comparable to similarly titled measures reported by other companies.

1 Average Revenue Per User (“ARPU”) represents the average monthly service revenue we earn from our customers.  ARPU is calculated by dividing service revenues for the specified period by the average customers during the period, and further dividing by the number of months in the period.  We believe ARPU provides management with useful information to evaluate the revenues generated from our customer base.

    Service revenues include contract, prepaid, and roaming and other service revenues, and do not include equipment sales and other revenues. Data services revenues (including messaging and non-messaging revenue)
    is a component of service revenues. Within the consolidated financial statements below, other revenues include co-location rental income and, through 2008, wholesale revenues from the usage of our network in
    California, Nevada, and New York by AT&T customers, among other items, and are therefore not included in ARPU.

2 A customer is defined as a SIM card with a unique mobile identity number which generates revenue. Contract customers and prepaid customers include FlexPay customers depending on the type of rate plan selected.
FlexPay customers with a contract are included in contract customers, and FlexPay customers without a contract are included in prepaid customers.

3 The average cash cost of serving customers, or Cash Cost Per User (“CCPU”) is a non-GAAP financial measure and includes all network and general and administrative costs as well as the subsidy loss unrelated to customer acquisition.  Subsidy loss unrelated to customer acquisition includes upgrade handset costs for existing customers offset by upgrade equipment revenues and other related direct costs. This measure is calculated as a per month average by dividing the total costs for the specified period by the average total customers during the period and further dividing by the number of months in the period. We believe that CCPU, which is a measure of the costs of serving a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

4 Cost Per Gross Add (“CPGA”) is a non-GAAP financial measure and is calculated by dividing the costs of acquiring a new customer, consisting of customer acquisition costs plus the subsidy loss related to customer acquisition for the specified period, by gross customers added during the period. Subsidy loss related to customer acquisition consists primarily of the excess of handset and accessory costs over related revenues incurred to acquire new customers. We believe that CPGA, which is a measure of the cost of acquiring a customer, provides relevant and useful information and is used by our management to evaluate the operating performance of our business.

5. Operating Income Before Interest, Depreciation and Amortization (“OIBDA”) is a non-GAAP financial measure, which we define as operating income before depreciation and amortization. In a capital-intensive industry such as wireless telecommunications, we believe OIBDA, as well as the associated percentage margin calculation, to be meaningful measures of our operating performance. OIBDA should not be construed as an alternative to operating income or net income as determined in accordance with GAAP, as an alternative to cash flows from operating activities as determined in accordance with GAAP or as a measure of liquidity. We use OIBDA as an integral part of our planning and internal financial reporting processes, to evaluate the performance of our business by senior management and to compare our performance with that of many of our competitors. We believe that operating income is the financial measure calculated and presented in accordance with GAAP that is the most directly comparable to OIBDA.  OIBDA is not adjusted for integration costs of SunCom.

6. OIBDA margin is a non-GAAP financial measure, which we define as OIBDA (as described in Note 5 above) divided by service revenues.

7 Capital expenditures consist of amounts paid by T-Mobile USA for purchases of property and equipment.

8 The covered population statistic represents T-Mobile USA’s GSM / GPRS / EDGE 1900/ UMTS voice and data network coverage, combined with roaming and other agreements.

9 Data ARPU is defined as total data revenues divided by average total customers during the period. Total data revenues include data revenues from contract customers, prepaid customers, Wi-Fi revenues and data roaming revenues.  The relative fair value of data revenues from unlimited voice and data plans are included in total data revenues.

T-MOBILE USA
Condensed Consolidated Balance Sheets
(dollars in millions)
(unaudited)

	March 31,	December 31,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$53	$306
Receivables from affliates	309	113
Accounts receivable, net of allowances of $292 and $291,
respectively	2.567	2.809
Inventory	914	931
Current portion of net deferred tax assets	1.240	1.148
Other current assets	625	644
Total current assets	5.708	5.951
Property and equipment, net of accumulated depreciation of
$11,400 and $10,830, respectively	12.854	12.600
Goodwill	12.011	12.011
Spectrum licenses	15.229	15.254
Other intangible assets, net of accumulated amortization of
$575 and $562, respectively	199	212
Long-term investments	125	125
Other assets	131	137
	$46.257	$46.290

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$3.457	$4.057
Current payables to affiliates	3.089	1.557
Other current liabilities	368	364
Total current liabilities	6.914	5.978

Long-term payables to affiliates	12.226	13.850
Deferred tax liabilities	2.730	2.452
Other long-term liabilities	1.281	1.227
Total long-term liabilities	16.237	17.529

Commitments and contingencies

Stockholder’s equity:
Common stock and additional paid -in capital	36.594	36.594
Accumulated deficit	(13.584)	(13.906)
Total stockholder’s equity	23.010	22.688
Noncontrolling interest	96	95
Total equity	23.106	22.783
	$46.257	$46.290

T-MOBILE USA
Condensed Consolidated Statements of Operations
(dollars in millions)
(unaudited)

	Quarter Ended March 31, 2009	Quarter Ended December 31, 2008	Quarter Ended March 31, 2008
Revenues:
Contract	$4.225	$4.334	$4.109
Prepaid	393	394	325
Roaming and other service	156	176	139
Equipment sales	549	687	534
Other	75	131	80
Total revenues	5.398	5.722	5.187
Operating expenses:
Network	1.249	1.286	1.166
Cost of equipment sales	985	1.030	832
General and administrative	930	941	887
Customer acquisition	851	897	861
Depreciation and amortization	697	730	678
Total operating expenses	4.712	4.884	4.424
Operating income	686	838	763
Other expense, net	(165)	(56)	(11)
Income before income taxes	521	782	752
Income tax expense	(199)	(299)	(290)
Net income	$322	$483	$462

T-MOBILE USA
Condensed Consolidated Statements of Cash Flows
(dollars in millions)
(unaudited)

	Quarter Ended March 31, 2009	Quarter Ended March 31, 2008
Operating activities:
Net income	$322	$462
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	697	678
Income tax expense	199	290
Bad debt expense	133	119
Other, net	14	(52)
Changes in operating assets and liabilities:
Accounts receivable	112	297
Inventory	17	232
Other current and non-current assets	(22)	(38)
Accounts payable and accrued liabilities	(313)	(712)
Net cash provided by operating activities	1.159	1.276
Investing activities:
Purchases of property and equipment	(1.125)	(690)
Purchases of intangible assets	(7)	(28)
Short-term affiliate loan receivable, net	(396)	380
Acquisition of SunCom Wireless, net of cash acquired	-	(1.525)
Other, net	(1)	8
Net cash used in investing activities	(1.529)	(1.855)
Financing activities:
Repayment of debt assumed through SunCom acquisition	-	(243)
Long-term debt repayments to affiliates	(83)	-
Long-term debt borrowings from affiliates	200	900
Net cash provided by financing activities	117	657

Change in cash and cash equivalents	(253)	78
Cash and cash equivalents, beginning of period	306	64
Cash and cash equivalents, end of period	$53	$142

Non-cash investing and financing activities with affiliates:

In the first quarter of 2009, T-Mobile USA remitted $500 million to affiliates as a short term receivable. $300 million of the cash outflow was used during the period as settlement of debt in line with the repayment schedule. T-Mobile USA also closed out $104 million in interest swaps in exchange for money market investments held by the parent company.

T-MOBILE USA

Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

OIBDA is reconciled to operating income as follows:

	Q1 2009	Full Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008

OIBDA	$1.383	$6.123	$1.568	$1.531	$1.583	$1.441
Depreciation and amortization	(697)	(2.753)	(730)	(678)	(667)	(678)

Operating income	$686	$3.370	$838	$853	$916	$763

The following schedule reflects the CPGA calculation and provides a reconciliation of cost of acquiring customers used for the CPGA calculation to customer acquisition costs reported on our condensed consolidated statements of operations:

	Q1 2009	Full Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008
Customer acquisition costs	$851	$3.540	$897	$906	$876	$861

Plus: Subsidy loss Equipment sales	(549)	(2.262)	(687)	(512)	(529)	(534)
Cost of equipment sales	985	3.524	1.030	828	834	832
Total subsidy loss	436	1.262	343	316	305	298

Less: Subsidy loss unrelated to customer acquisition	(252)	(735)	(215)	(178)	(169)	(173)
Subsidy loss related to customer acquisition	184	527	128	138	136	125
Cost of acquiring customers	$1.035	$4.067	$1.025	$1.044	$1.012	$986

CPGA ($ / new customer added)	$300	$290	$270	$290	$320	$300

T-MOBILE USA
Reconciliation of Non-GAAP Financial Measures to GAAP Financial Measures
(dollars in millions, except for CPGA and CCPU)
(unaudited)

The following schedule reflects the CCPU calculation and provides a reconciliation of the cost of serving customers used for the CCPU calculation to total network costs plus general and administrative costs reported on our condensed consolidated statements of operations:

	Q1 2009	Full Year 2008	Q4 2008	Q3 2008	Q2 2008	Q1 2008

Network costs	$1.249	$5.007	$1.286	$1.284	$1.271	$1.166
General and administrative	930	3.691	941	957	906	887
Total network and general and administrative costs	2.179	8.698	2.227	2.241	2.177	2.053
Plus: Subsidy loss unrelated to customer acquisition	252	735	215	178	169	173

Total cost of serving customers	$2.431	$9.433	$2.442	$2.419	$2.346	$2.226

CCPU ($ / customer per month)	$25	$25	$25	$25	$25	$25

About T-Mobile USA:

Based in Bellevue, Wash., T-Mobile USA, Inc. is the U.S. operation of Deutsche Telekom AG’s (NYSE: DT) Mobile Communications Business, and a wholly owned subsidiary of T-Mobile International, one of the world’s leading companies in mobile communications. By the end of the first quarter of 2009, more than 148 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 33.2 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely-used digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect to those who matter most. Multiple independent research studies continue to rank T-Mobile among the highest in numerous regions throughout the U.S. in wireless customer care and call quality. For more information, please visit http://www.T-Mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG.

About T-Mobile International:
T-Mobile International is one of the world’s leading mobile communications businesses. As part of the Deutsche Telekom AG (NYSE: DT) group, T-Mobile International concentrates on the key markets in Europe and the United States.

For more information about T-Mobile International please visit www.t-mobile.net. For further information on Deutsche Telekom, please visit www.telekom.de/investor-relations.

Press Contacts:                                                             Investor Relations Contacts:

Michael Lange                                                              Investor Relations Bonn
T-Mobile International                                                Deutsche Telekom
+49 228.936.31717                                                         +49 228.181.88880

Andreas Leigers                                                           Nils Paellmann
Deutsche Telekom                                                       Investor Relations New York
+49 228.181.4949                                                           Deutsche Telekom
 +1 212.424.2951
                                +1 877.DT SHARE (toll-free)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Member of the Management Board for Southern and Eastern Europe

Date: May 7, 2009